UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant’s name into English)

14 Hamelacha Street, Rosh Ha’ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Timing and other matters in connection with the closing of merger

Pointer Telocation Ltd. (“Pointer”) and the other parties to the Agreement and Plan of Merger, dated as of March 13, 2019, by and among Pointer, I.D. Systems, Inc., PowerFleet, Inc. (“Parent”), Powerfleet Israel Holding Company Ltd., and Powerfleet Israel Acquisition Company Ltd. (the “Merger Agreement”) anticipate that the closing of the transactions contemplated under the Merger Agreement shall take place on October 3, 2019. Pointer shareholders will receive $8.50 in cash and 1.272 shares of PowerFleet common stock for each ordinary share of Pointer, subject to applicable withholding tax (see below). The last day that the Pointer ordinary shares will be traded on the Nasdaq Capital Market is October 2, 2019. The Pointer ordinary shares will continue trading on the Tel Aviv Stock Exchange (the “TASE”), on October 3, 2019 until such time that the Israeli Companies Registrar issues the merger certificate with respect to the merger. On October 3, 2019, contingent upon the closing of the transactions contemplated under the Merger Agreement, the Parent shares of common stock will commence trading on the Nasdaq Global Market. The Parent shares of common stock are expected to commence trading on the TASE on October 6, 2019, provided that the consideration payable to the Pointer shareholders whose ordinary shares are traded on the TASE shall have been received by the TASE account by October 4, 2019. Such consideration shall be distributed to the holders of the Pointer ordinary shares traded on the TASE in accordance with the schedule determined by the TASE Clearing House.

Parent has appointed American Stock Transfer & Trust Company LLC (“AST”) as the Paying Agent and D.F. King & Co., Inc. (“D.F. King”) as the Information Agent for the transaction, to help organize the collection of the Israel tax declarations and valid tax certificates (described below) and to coordinate with brokers and banks to ensure that matching tax elections are correctly processed. If you have any questions about the documents you have received or if you have not received the documents within a reasonable time following the closing of the transaction, please call your broker, if you have one. Alternatively, you may contact D.F. King at 877-896-3192.

Israeli tax rulings

Generally speaking, according to Israeli law, any Pointer shareholder, including a shareholder who is not a resident of the State of Israel, is subject to withholding at source of Israeli tax in accordance with the rates prescribed by Israeli law from the payment of the consideration in connection with the Merger Agreement, unless such shareholder provides a valid certificate issued by the Israel Tax Authority (“ITA”) exempting such shareholder from Israeli withholding tax on the payment of such consideration, or entitling such shareholder to a reduced rate of Israeli withholding tax.

As described in the section titled “Israeli Income Tax Considerations” beginning on page 124 of the joint proxy statement/prospectus filed by Pointer with the Securities Exchange Commission (“SEC”) on July 25, 2019, as supplemented by the Report on Form 6-K filed by Pointer with the SEC on August 23, 2019 (the “Proxy Materials”), Pointer applied for certain tax rulings (the “Rulings”) from the ITA with respect to the merger contemplated under the Merger Agreement.

The ITA has issued the Rulings providing, among other things, that non-Israeli shareholders that purchased their Pointer shares on or after November 16, 2005 (the date of the listing on the Nasdaq Stock Market) and hold (as “street name” holders) less than 5% of the issued and outstanding ordinary shares of Pointer will be exempt from Israeli withholding tax, provided that such shareholders provide a completed and signed copy of a declaration in form to be provided to the shareholder after the closing that relates to such shareholder’s residency, the date on which such shareholder purchased the ordinary shares and the ownership of the ordinary shares, together with certain supporting documentation. Such “Declaration of Status for Israeli Income Tax Purposes” and related instructions will be provided to Pointer’s registered shareholders by AST or, with respect to street name holders, by their respective brokers.

In addition, the ITA issued a final tax ruling providing, among other things, that with respect to shareholders (except for any shareholder of Pointer that is a “controlling shareholder”, generally defined as a shareholder holding or entitled to acquire, directly or indirectly, alone or together with a relative, at least 5% of any means of control or the right to appoint a director) that purchased their ordinary shares on or after December 19, 2006 (the date of the listing on the TASE), the exchange of ordinary shares for the Parent stock consideration provided in the Merger Agreement will not be deemed to be a sale for the purpose of Israeli tax law on the date of exchange but rather on the date of the actual sale of the shares of Parent common stock, subject to the provisions of, and conditions set forth in Section 104H of the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder (including, among other, deposit of the share consideration in a TASE member's account). The tax event for the cash consideration provided in the Merger Agreement, will not be deferred. Pursuant to the tax ruling, 25% of the cash consideration will be withheld from non-exempt shareholders who are individuals and 23% from those that are non-exempt entities. The withholding of Israeli tax from the merger consideration payable to Pointer shareholders that hold their shares via TASE members will be handled by the applicable TASE members.

Notwithstanding the above, any holder of Pointer ordinary shares who believes that it is entitled to an exemption from Israeli tax (or a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent, so the withholding (if any) of any amounts from the consideration payable under the Merger Agreement will be made in accordance with the provisions of such Israeli tax certificate.

The information above supplements the information provided in the Proxy Materials. The information above and in the Proxy Materials is not a substitute for an individual analysis of the tax consequences of the transactions contemplated under the Merger Agreement or post-closing ownership and disposition of Pointer ordinary shares or shares of Parent common stock. Pointer shareholders are strongly encouraged to consult with their own Israeli tax advisor as to the specific Israeli tax consequences resulting from the transactions contemplated by the Merger Agreement, including the Israeli tax consequences of the Rulings that may be applicable to them.

Cautionary Note Regarding Forward-Looking Statements

Information provided in this Report on Form 6-K includes statements relating to current expectations that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to statements about the expected completion and timing of completion of the transactions contemplated under the Merger Agreement and tax consequences to specific shareholders. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. Actual results may differ materially from those projected as a result of risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pointer’s most recent Annual Report on Form 20-F and under the heading “Risk Factors” in the joint proxy/prospectus included in the Proxy Materials, both filed with the SEC. These forward-looking statements are made only as of the date hereof, and Pointer undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This Report on Form 6-K is incorporated by reference into Pointer’s registration statements on Form S-8 (Registration Statement Nos. 333-113420, 333-118897, 333-139717, 333-141306, 333-173155, 333-214775 and 333-217655) and Form F-3 (Registration Statement Nos. 333-111019, 333-119998, 333-126257, 333-143399, 333-194483 and 333-199535), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.
(Registrant)

Date: October 2, 2019	/s/ Yossi Ben Shalom
By: Yossi Ben Shalom
Title: Chairman of the Board of Directors

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